January 18, 2008
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549
Attention: Patrick Kuhn

Re:	Panera Bread Company File No. 000-19253 Form 10-K: For the Fiscal Year ended December 26, 2006 Form 10-Q: For the Quarterly Period Ended June 26, 2007
Ladies and Gentlemen:
      On behalf of Panera Bread Company (the “Company”), I am writing in response to comments contained in the letter dated December 7, 2007 (the “Letter”) from Michael Fay of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jeffrey W. Kip, the Company’s Senior Vice President and Chief Financial Officer, wherein the Staff responded to the Company’s letter dated November 16, 2007 and submitted additional comments with respect to certain disclosures contained in the Company’s Annual Report on Form 10-K for the year ended December 26, 2006 and Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2007. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Form 10-K: For the fiscal year ended December 26, 2006
Selected Financial Data and Management’s Discussion and Analysis, page 17
1.	Refer to prior comment 1. Please remove system-wide number of operating weeks from your disclosure. We believe your presentation of system-wide number of operating weeks and system-wide average weekly sales together is prohibited under Item 10 of Regulation S-K because these items are the “factors” of system-wide sales. We do not object to the other system-wide information you present.

Response:	In response to the Staff’s comment, in future filings the Company intends not to include the system-wide number of operating weeks in its disclosure.
Panera Bread Company      6710 Clayton Road      Richmond Heights, MO 63117      (314) 633-7100      Fax: (314)633-7200

Securities and Exchange Commission
January 18, 2008

Capitalization of Certain Development Costs, page 42
2.	Refer to prior comment 3. We note that you capitalize direct costs associated with the design, site selection and construction of Company-owned bakery cafes and fresh dough facilities, and this includes direct internal payroll and payroll-related costs involving departments affiliated with the development of Company-owned bakery cafes and fresh dough facilities. Please (i) identify for us the departments that you consider affiliated, (ii) explain to us why you consider them affiliated, (iii) describe for us the direct costs that are capitalized, (iv) identify the titles and positions of the personnel in which you have capitalized payroll, and (v) briefly explain to us your basis for capitalization, with references to any authoritative accounting literature you have relied upon. Please note that we consider the capitalization of payroll and payroll-related costs of general and administrative personnel to be inappropriate. For example, the costs that relate to support functions, which include executive management, corporate accounting, corporate legal, office management and administration, marketing, human resources, information systems, etc., are considered by us to be general and administrative in nature and should be charged to expense as incurred.
We note your reference to allocating costs refers to an estimate of time spent by the development departments on the projects; however, it is unclear why this is an appropriate methodology. Accordingly, please explain to us whether the personnel who are included in the development departments record 100% of their time worked (including uncompensated overtime) or solely the time that relates to design, site selection and construction of Company-owned bakery cafes and fresh dough facilities. In this regard, tell us the denominator that you use in order to allocate time. In addition, explain to us whether the personnel track their work as it relates to specific bakery cafes and fresh dough facilities, or these items generally. And finally, explain to us how workers document the actual work that is being performed. Please provide us actual analyses you have used to capitalize costs during 2006 for a few of the Company-owned bakery cafes.

Response:	The Company supplementally informs the Staff that the Company has one “Development” department that is comprised of several functional groups focused solely on the design, site selection and construction of company-owned and franchise-operated bakery-cafes and fresh dough facilities. These groups are: real estate, construction management, design, special projects and remodels, construction purchasing, general development and legal development. The Company considers only these groups to be affiliated as each one of these groups works exclusively on development activities. The Company does not include costs from other departments, such as executive management or other support functions, but rather only considers for capitalization direct costs for those individuals specifically assigned to the Development department.

Securities and Exchange Commission
January 18, 2008

The type of direct costs capitalized by the Company include primarily payroll and payroll related costs along with, to a lesser extent, other costs such as travel costs associated with those individuals in the Development department subject to capitalization. The payroll and payroll related costs that are capitalized include salaries and payroll-related taxes and benefit costs for development activities involving company-owned bakery-cafes and fresh dough facilities. All direct costs incurred with respect to franchise-operated bakery-cafes and general and administrative activities are expensed as incurred. In fiscal 2006, the Company incurred approximately $14.0 million of direct costs within the Development department, comprised of approximately $10.7 million of payroll and payroll related costs and approximately $3.3 million of other costs. With respect to the $10.7 million of payroll and payroll related costs, approximately $7.1 million of these costs were capitalized for company-owned development activities, approximately $2.1 million were expensed for franchise-operated development activities and approximately $1.5 million were expensed for general and administrative activities. Approximately $2.0 million of the $3.3 million of other costs were capitalized for company-owned development and the remaining approximately $1.3 million were expensed for franchise-operated and general and administrative activities.
The titles and positions of the individuals in the Development department whose payroll and payroll related costs are considered for capitalization are as follows:
1.	Real Estate Group
a.	V.P., Real Estate

b.	Director, Real Estate

c.	Senior Managers, Real Estate

d.	Coordinators, Real Estate
2.	Construction Management Group
a.	V.P.s, Construction Management

b.	Senior Managers, Construction Management

c.	Managers, Construction Management
3.	Design Group
a.	V.P.s, Design

b.	Director, Design

c.	Senior Managers, Design

d.	Coordinators, Design
4.	Special Projects and Remodels Group
a.	Director, Special Projects and Remodels

b.	Senior Managers, Special Projects and Remodels

c.	Coordinator, Special Projects and Remodels

Securities and Exchange Commission
January 18, 2008

5.	Construction Purchasing Group
a.	V.P., Construction Purchasing

b.	Senior Managers, Construction Purchasing

c.	Coordinators, Construction Purchasing
6.	General Development Group
a.	S.V.P., Development

b.	Senior Manager, Development Analysis

c.	Coordinators, Development Analysis
7.	Legal Development Group
a.	Director, Development Legal

b.	Manager, Development Legal

c.	Coordinator, Development Legal
The Company has capitalized internal costs related to the development of company-owned bakery-cafes and fresh dough facilities. To determine its accounting policies in this area, the Company has taken guidance from FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects (“SFAS No. 67”). While SFAS No. 67 establishes accounting and reporting standards for the acquisition, development, construction, selling and rental costs associated with real estate projects, pursuant to paragraph 2a, it excludes from its scope: “real estate developed by an enterprise for use in its own operations, other than for sale or rental”. However, there is no other authoritative literature directly addressing the Company’s circumstance of developing real estate projects for its own operations and, accordingly, the Company has applied the principles of SFAS No. 67 in accounting for such costs.
With respect to the types of costs that should be capitalized, paragraph 7 of SFAS No. 67 states: “Project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project. Indirect project costs that relate to several projects shall be capitalized and allocated to the projects to which the costs relate. Indirect costs that do not clearly relate to projects under development or construction, including general and administrative expenses, shall be charged to expense as incurred.” With respect to the capitalization of payroll and payroll related costs, the Company has identified those individuals in the Company who directly work on specific development activities including real estate, construction and design. As described below, the Company then determines the costs attributable to company-owned and franchise-operated development activities, as well as general administration. This determination is based upon the underlying work activities performed by each functional role in the Development

Securities and Exchange Commission
January 18, 2008

department. Only those activities clearly associated with company-owned development are considered for capitalization, whereby costs incurred for franchise and general administration are expensed as incurred.
In addition, SFAS No. 67 defines indirect costs as: “Costs incurred after the acquisition of the property, such as construction administration (for example, the costs associated with a field office at a project site and the administrative personnel that staff the office), legal fees, and various office costs, that clearly relate to projects under development or construction. Examples of office costs that may be considered indirect project costs are cost accounting, design, and other departments providing services that are clearly related to real estate projects.” Similar to the aforementioned direct costs, the Company capitalizes only those indirect costs incurred within the Development department, including procurement, legal and financial analysis, that are determined to be clearly associated with company-owned development. This determination is based upon an assessment of the underlying work activities by functional role within the Development department.
SFAS No. 67 also addresses how capitalized costs should be allocated among particular projects. Specifically, paragraph 11 of SFAS No. 67 states: “The capitalized costs of real estate projects shall be assigned to individual components of the project based on specific identification. If specific identification is not practicable, capitalized costs shall be allocated as follows: (a) Land cost and all other common costs (prior to construction) shall be allocated to each land parcel benefited. Allocation shall be based on the relative fair value before construction. (b) Construction costs shall be allocated to individual units in the phase on the basis of relative sales value of each unit. If allocation based on relative value also is impracticable, capitalized costs shall be allocated based on area methods (for example, square footage) or other value methods as appropriate under the circumstances.”
As related to the allocation of capitalized costs, the Company specifically identifies individuals within the Development department by respective group based upon their functional activities. All individuals assigned to the Development department are solely dedicated to the design, site selection and construction of bakery-cafes and fresh dough facilities. Accordingly, all of the payroll and payroll related costs incurred for these individuals are accumulated and then each role is evaluated further for the allocation of time spent on company-owned development, franchise-operated development and general administration. Only the costs for time spent on the development of company-owned facilities are capitalized

Securities and Exchange Commission
January 18, 2008

while the costs for time spent on franchise-operated facilities and general administration are expensed as incurred.
The allocation between company-owned and franchise-operated development activities is first determined by the amount of time spent on a company-owned versus franchise-operated development project. The Company does not have an ongoing time tracking mechanism that track individual’s time by specific project. Rather, the Company has reviewed for each group of the Development department the set of individual activities involved in developing a company-owned project in contrast with those involved in developing a franchise-operated project and those involved in general and administrative activities. For example, the real estate group participates in the full scope of real estate responsibilities for company-owned bakery-cafes but only participates in limited activities for franchise-operated bakery-cafes, as the franchisees themselves complete a substantial amount of the initial site selection and related activities with the Company serving in largely a consulting role. In the case of real estate activities, it requires approximately 25 percent of the effort by the Company to support a franchise-operated bakery-cafe in contrast with the full-scope effort required to support a company-owned bakery-cafe. This division of responsibilities and assessment of support effort for each group of the Development department have been determined by individuals knowledgeable in the underlying development activities and processes and are periodically reviewed for reasonableness if changes in the nature and scope of underlying development activities occur.
Even though the number of company-owned and franchise-operated bakery-cafe openings were fairly similar in fiscal 2006 (i.e. 70 company-owed versus 85 franchise-operated), the Company capitalized approximately 65 percent of total potential payroll and payroll related costs for company-owned facilities as compared to expensing approximately 20 percent of the total pool for franchise-operated bakery-cafes and approximately 15 percent expensed for general and administrative activities. The greater proportionate amount expended on company-owned activities is a direct result of the fact that the Company does not provide the full cycle of development activities for franchise-operated development, but provides only selected activities in contrast with company-owned projects for which the Company typically undertakes the full set of development activities.
The capitalized costs for company-owned facilities determined through the aforementioned activity-based process are allocated pro-rata among company-owned bakery-cafes and fresh dough facilities based upon the

Securities and Exchange Commission
January 18, 2008

relative fair value of the underlying bakery-cafes and fresh dough facilities. The Company believes this fair value allocation process is appropriate and consistent with the principles of SFAS No. 67, as this standard permits the allocation of capitalized costs based on other value methods as appropriate under the circumstances. The Company’s existing allocation methodology is predicated on relative fair value as the uniformity in development activities for company-owned bakery-cafes and fresh dough facilities, coupled with the similarity of the underlying operations, financial results and net investment in these facilities, results in a fairly uniform fair value across the system. Therefore, a pro-rata allocation among company-owned facilities approximates the allocation had individual fair values been determined for each individual facility.
The Company amortizes capitalized development costs for each bakery-cafe and fresh dough facility using the straight-line method over the shorter of their estimated useful lives or the related reasonably assured lease term. In addition, the Company assesses the recoverability of capitalized cost through the performance of impairment analyses on an individual bakery-cafe and fresh dough facility basis pursuant to FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.
With respect to the Staff’s request for actual analyses the Company has used to capitalize costs during fiscal 2006 for a few company-owned bakery-cafes, as noted above, the Company does not track time records on an individual bakery-cafe level. Rather, the pro-rata relative fair value allocation is supported through the uniformity in various metrics underlying its company-owned bakery-cafes. For example:
•	The square footage in nearly all of the company-owned bakery-cafes opened in fiscal 2006 ranged between 4,200 and 4,900 square feet with an average for all fiscal 2006 company-owned bakery-cafe openings of 4,600 square feet.

•	The Company’s net investment in nearly all of its company-owned bakery-cafes opened in fiscal 2006 ranged between $700,000 and $1,000,000 with an average for all fiscal 2006 company-owned bakery-cafe openings of $920,000.
Due to this uniformity in the Company’s development process, the Company believes the cost of tracking time by individual project would outweigh the benefit derived from a more precise estimate afforded by time tracking as the Company believes its relative fair value allocation yields a materially similar conclusion. Accordingly, the Company does not have actual analyses on a bakery-cafe level available in response to the Staff’s request.

Securities and Exchange Commission
January 18, 2008

Form 10-Q: For the quarterly period ended September 25, 2007
Investing Activities, page 21
3.	Refer to prior comment 5. We note that you have capitalized significant amounts that relate to information technology and infrastructure. Please tell us whether any of the amounts capitalized during either 2007 or 2006 relate to internal costs incurred and accounted for under SOP 98-1. If so, please (i) quantify for us the amount of costs capitalized for each project, by stage, (ii) describe for us the underlying project, and (iii) tell us the date each stage commenced for each of the projects.

Response:	In the Company’s third quarter Form 10-Q for the period ending September 25, 2007, the Company disclosed $9.4 million and $10.4 million of capital expenditures that relate to information technology and infrastructure for the 39 weeks ended September 25, 2007 and September 26, 2006, respectively. The Company supplementally informs the Staff that $1.9 million and $1.8 million of the capitalized infrastructure and technology costs for the 39 weeks ended September 25, 2007 and September 26, 2006, respectively, represent internal costs incurred and accounted for under Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). The remaining costs include other items of infrastructure and technology, such as computer hardware and third party renovation costs of the Company’s support centers. The Company’s accounting policy for capitalization of internally developed or purchased software that is for its own use is in accordance with the capitalization criteria of SOP 98-1. More specifically, the Company capitalizes certain qualified costs incurred to internally develop or modify purchased computer software that are specifically identifiable, have determinable lives, and have probable future economic benefits and, therefore, meet the characteristics of an asset.
For internally developed software, the Company uses both its own employees as well as the services of external vendors and independent contractors. The activities performed during the preliminary project stage, as defined by SOP 98-1, are analogous to research and development, and therefore these costs are expensed as incurred. After the preliminary project stage is complete, management makes a decision concerning the probability that the project can be completed and that the software will be used to perform the functions intended. If the results of this decision are favorable, management will authorize and commit funding of the software project. If the Company determines that the software can provide future

Securities and Exchange Commission
January 18, 2008

economic benefits, the Company identifies and isolates certain authorized costs incurred during the application development stage, as defined by SOP 98-1, that should be capitalized.
The Company’s internal controls and reporting processes are designed to ensure the Company only capitalizes efforts and costs that are permitted for capitalization during the application development stage. These costs include: designing the chosen path, including software configuration and software interfaces; coding and programming the software; installing the software into the hardware; and testing the programming and coding. More specifically, most of the costs the Company capitalizes during the application development stage come from two sources: internal payroll related costs and external costs for the purchase of software materials and services.
Costs incurred during the post-implementation stage, as defined by SOP 98-1, such as training costs and maintenance activities, are expensed as incurred. However, if additional costs are subsequently incurred to enhance the capabilities and result in additional functionality of the capitalized software, these additional enhancement costs are also capitalized if they meet the capitalization criteria implicit in the application development stage.
(i) The projects for which the Company has capitalized internal costs accounted for under SOP 98-1 in the application development stage for the periods requested generally fall into three distinct categories and are as follows:

	For the 39 Weeks Ended
	25-Sept-07	26-Sept-06
	(in millions)
Enterprise-Wide Oracle Application	$0.3	$0.6
Bakery-Cafe and FDF Field Systems	$0.3	$0.4
Communication and Support Applications	$1.3	$0.8

Total Internal Software Development Costs	$1.9	$1.8
(ii) Enterprise-wide Oracle application projects include the Company’s accounting, human resources and fresh dough facilities modules, database warehouses, reporting functionality, etc. For example, approximately $0.1 million

Securities and Exchange Commission
January 18, 2008

and $0.5 million of capitalized internal software costs in 2007 and 2006, respectively, relate to the implementation of the Oracle 11i application in the Company’s human resources and fresh dough facilities business areas. The enterprise-wide Oracle applications are not intended to be marketed externally.
The bakery-cafe and fresh dough facilities field systems projects include internal software costs capitalized for applications such as point of sale, enterprise labor scheduling, enterprise production planning, and enterprise food cost software applications all of which support the bakery-cafes and fresh dough facilities in their operations. One example includes customizing the coding of software for the credit card machines to add additional functionality such as tipping or hiding credit card numbers on printed receipts. The bakery-cafe and fresh dough facilities field systems applications are not intended to be marketed externally.
The Company’s communication and support applications projects are designed to aid the Company’s employees in providing information to customers, collecting and tracking information, training, surveying, and performing other functions to support the Company’s internal and external customers. For example, the 2007 and 2006 communication and support applications capitalized software costs primarily consists of $0.3 million and $0.5 million, respectively, for the Company’s e-learning application. E-learning is a software application that is used to train the Company’s employees on-site. An employee who is using e-learning will interact with the software (published on the Web) to listen to and view presentations, watch demonstrations, complete simulations, solve problems, take tests, and interact in other ways depending on the various designs used to teach. Various modules/courses have been developed internally and rolled out to the Company’s bakery-cafes to focus on job positions, tasks, and even specific products. These applications are not intended to be marketed externally.
(iii) In general, the Company does not have any individually significant software development projects, but rather the projects consist of multiple, short-term software applications. Furthermore, enhancements, updates, and additional modules occur for most of the Company’s software applications at varying times. For example, the Company’s e-learning application had 5 completed modules at the beginning of 2006. By the end of 2007, the Company had a library of 26 e-learning courses, each of which was on a separate development schedule. For all projects, the Company follows the accounting policy for capitalizing internal costs of software development as summarized earlier in this response.
* * *

Securities and Exchange Commission
January 18, 2008

     If you require additional information, please telephone either the undersigned at (314) 633-7289, or David Westenberg or Corey DuFresne of WilmerHale, the Company’s outside counsel, at (617) 526-6000.
Very truly yours,
/s/ JEFFREY W. KIP
Jeffrey W. Kip

cc:	David A. Westenberg, WilmerHale Corey C. DuFresne, WilmerHale